October 21, 2011

Transgenomic, Inc.
12325 Emmet Street
Omaha, NE  68164

BY EDGAR

To:	Kevin L. Vaughn Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance Washington, DC 20549

Re:	Transgenomic, Inc. Form 10-K for the Year Ended December 31, 2010, filed on March 14, 2011 File No. 000-30975

Dear Mr. Vaughn:

Transgenomic, Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 11, 2011, relating to the above-referenced filing.  We have reviewed the comments in your letter and have provided the attached response.  We have repeated the text of your comment and followed it with our response.

Form 10-K for the Year Ended December 31, 2010
Report of Independent Registered Public Accounting Firm, page K-28

1.
 We note that the report of your Independent Registered Public Accounting Firm is not signed.  Please amend your filing to provide a report from your Independent Registered Public Accounting Firm that is signed.  Refer to Item 2-02(a) of Regulation S-X and Item 302 of Regulation S-T which provides guidance on including signature in electronic filings.

The Company filed Form 10-K/A on October 21, 2011 with a signed report from our Independent Registered Public Accounting Firm.

Note B-Summary of Significant Accounting Policies, page K-34
Fair Value, page K-34

2.
We note that your warrants and preferred stock conversion feature are recorded at fair value.  Please revise future filings to provide all of the disclosures required by FASB ASC paragraphs 820-10-50-1 and 2 for all assets and liabilities measured at fair value on a recurring basis, including a description of your valuation methodology and significant assumptions.

We will prepare future filings to include the disclosures required by FASB ASC paragraphs 820-10-50-1 and 2.

Note C – Acquisition, page K-41

3.
We note that in connection with your acquisition of FAMILION you recognized $8.7 million of intangible assets.  Please explain to us the valuation methodology and any significant assumptions you used in determining the fair value of the intangible asset acquired.  Revise future filings as necessary.

We relied on the expertise of a third party valuation firm in determining the value of the intangible assets acquired in connection with the Company’s purchase of the FAMILION family of genetic tests from PGxHealth.  The intangible assets were each valued separately using valuation approaches most appropriate for each specific asset.

Acquired Technology	Income Approach – Multiperiod Excess Earnings Method

Third Party Payor Relationships	Cost Approach – Replacement Cost Method

Assay Royalties	Income Approach – Multiperiod Excess Earnings Method

Trade Names and Trademarks	Income Approach – Relief from Royalty Method

Income Approach

The income approach is based upon the economic principle of anticipation.  In this approach, the value of the subject intangible asset is the present value of the expected economic income to be earned from that intangible asset.  This expectation is then converted into a present value through the selection of an investor’s required rate of return given the risk and/or uncertainty associated with the subject intangible asset.  In valuing an intangible asset using the income approach, the following elements should be considered:  (i) remaining useful life, (ii) legal rights, (iii) position of the intangible asset in its respective life cycle, (iv) appropriate capital charges, (v) allocations of income, and (vi) whether any tax amortization benefit should be included in the analysis.

Excess Earnings Method

The Excess Earnings Method, a form of the Income Approach, reflects the present value of the projected cash flows that are expected to be generated by the intangible asset, less charges representing the contribution of other assets to those cash flows.  As part of our analysis, we determined individual rates of return applicable to each acquired asset and estimate the effective “capital charge” to be applied to the earnings of the identified intangibles.

Relief-from-Royalty Method

The Relief-from-Royalty method, a form of the Income Approach, estimates the cost of licensing the acquired intangible asset from an independent third party using a royalty rate.  Since the company owns the intangible asset, it is relieved from making royalty payments.  The resulting cash flow savings attributed to the owned intangible asset are estimated over the intangible asset’s remaining useful life and discounted to present value.

Cost Approach

The cost approach to intangible asset analysis is based upon the economic principles of substitution and price equilibrium.  These basic economic principles assert that an investor pay no more for an investment than the cost to obtain an investment of equal utility.  Within the cost approach there are several related analytical methods.  Two of the most common and widely accepted include the reproduction cost and replacement cost methods.  All cost based approaches typically involve a comprehensive analysis of the relevant cost components, which typically include:  (i) materials, (ii) labor, (iii) overhead, (iv) intangible asset developer’s profit, and (v) an adequate return on the asset developer’s capital.

Reproduction cost contemplates the construction of an exact replica of the subject intangible asset.  Before appropriate adjustments are made for the purposes of deriving an indication of value, reproduction cost does not consider either the market demand for or the market acceptance of the subject intangible.  Therefore, before the requisite adjustments, the reproduction cost estimate does not answer the question of whether anyone would be interested in an exact replica of the subject interest.

Unlike the reproduction cost method, the replacement cost method does consider market demand and market acceptance for the subject intangible.  In other words, if there are elements or components of the subject intangible that generate little or no demand, they are not included in the subject intangible.

We will prepare future filings to include appropriate disclosures.

Note L – Stockholders’ Equity, page K-49

4.
We note that your preferred stock is subject to mandatory redemption provisions and that you are accreting the preferred stock to its redemption value.  Please revise future filings to disclose the nature and significant terms of the preferred stock, including a description of the redemption terms.  Additionally, revise future filings to provide all of the disclosures required by FASB ASC 480-10-50.

We will prepare future filings to disclose the nature and significant terms of the preferred stock, including a description of the redemption terms.  Additionally, such filings will include the disclosures required by FASB ASC 480-10-50.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please contact me at 402-452-5446 or bfrevert@transgenomic.com regarding any questions or comments you may have.

/s/ BRETT L. FREVERT
Brett L. Frevert Chief Financial Officer